03054940

10/31/03

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 10549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE 8-48254

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CRIMSON SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
445 Park Avenue, 9th Floor
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Kowalczyk — (212) 333-8634
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name...if individual, state last, first, middle name)

HERTZ, HERSON & COMPANY, LLP

2 Park Avenue	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

TWO PARK AVENUE
NEW YORK, NEW YORK 10016

212-686-7160
TELECOPIER
212-532-6437

INDEPENDENT AUDITORS' REPORT

To the Member of
Crimson Securities, LLC
445 Park Avenue, 9th Floor
New York, New York 10022

We have audited the accompanying statements of financial condition of Crimson Securities, LLC as of December 31, 2002 and 2001, and the related statements of operations, cash flows and changes in member's capital for the year ended December 31, 2002 and the period from inception (March 13, 2001) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crimson Securities, LLC as at December 31, 2002 and 2001, and the results of its operations and its cash flows for the year ended December 31, 2002 and the period from inception (March 13, 2001) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules "1" through "4" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hertz, Herson and Company, LLP

New York, New York
February 20, 2003

CRIMSON SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2002 AND 2001
EXHIBIT A

ASSETS	2002	2001
Cash	$ 7,372	$ 7,770
Goodwill	35,500	35,500
Prepaid expenses	1,819	-
TOTAL ASSETS	$ 44,691	$ 43,270
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities		
Accrued expenses	$ 1,000	$ -
Member's capital	43,691	43,270
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 44,691	$ 43,270

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

Nature of Operations and Capitalization of the Company

Crimson Securities, LLC (the "Company") was organized on March 13, 2001 in the state of Delaware as a limited liability company and is the successor entity to Crimson Securities, Inc., a registered general securities broker-dealer.

Note A - Summary of Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Goodwill

Goodwill represents the acquisition cost of Crimson Securities, LLC. There has been no diminution in value at December 31, 2002.

Note B - Off-Balance-Sheet Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

Note C - Income Taxes

The Company is a limited liability company and, as such under the provisions of the Internal Revenue Code and comparable state regulations, it does not pay federal or state corporate income taxes on its taxable income. Instead, the members report their proportionate share of taxable income on their personal income tax returns.

Note D - Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities Exchange Act of 1934, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain minimum net capital of $5,000.

At December 31, 2002, the Company had net capital, as defined, of $6,372, which was $1,372 in excess of its required net capital of $5,000. Aggregate indebtedness at December 31, 2002 totaled $1,000. The ratio of aggregate indebtedness to net capital was 0.16 to 1.